(15043-V)
www.klk.com.my

RECEIVED
2008 DEC 23 A 10:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref : KLK/SE

[redacted]

12 December 2008

08006325

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

PROCESSED
DEC 30 2008
THOMSON REUTERS

DATE	TITLE
	GENERAL ANNOUNCEMENT
10 October 2008	Listed Companies' Crop – September 2008
10 October 2008	Extension Of Time For The Proposed Issue Of Up To United State Dollars 300 Million Nominal Value Of 5-Year Unsecured Guaranteed Exchangeable Bonds By KLK Capital Resources (L) Ltd, A Wholly-Owned Subsidiary Of KLK Incorporated In The Federal Territory Of Labuan, With An Over-Allotment Option To Increase The Issue By United States Dollars 100 Million ("Proposed Exchangeable Bonds Issue")
21 October 2008	Kuala Lumpur Kepong Berhad ("KLK" or "the Company") Proposed Acquisition of Interest in PT Sekarbumi Alamlestari ("PT SA") Resulting in PT SA Becoming A Subsidiary
23 October 2008	Striking-Off Of A KLK Subsidiary: Crabtree & Evelyn London Limited ("C&E London")
7 November 2008	Schedule For Release Of 4th Quarter Results
10 November 2008	Listed Companies' Crop – October 2008
12 November 2008	Change Of Name Of Subsidiary
21 November 2008	- Proposed Authority To Buy Back Its Own Shares By The Company; - Proposed Shareholders' Mandate For Recurrent Related Party Transactions Of A Revenue Or Trading Nature (Hereinafter Referred To As "Proposals")
	FINANCIAL RESULTS
21 November 2008	4th Quarterly Report
	ENTITLEMENTS (NOTICE OF BOOK CLOSURE)
21 November 2008	A final dividend of 45 sen per share less 25% Malaysian Income Tax and 10 sen per share tax exempt
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
6 October 2008	Employees Provident Fund Board
6 October 2008	
7 October 2008	
13 October 2008	
14 October 2008	

dlw 12/24

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

16 October 2008	
20 October 2008	
22 October 2008	
24 October 2008	
29 October 2008	
30 October 2008	
6 November 2008	
10 November 2008	Employees Provident Fund Board
12 November 2008	
14 November 2008	
18 November 2008	
20 November 2008	
22 November 2008	
26 November 2008	

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2007\November 2008

BURSA MALAYSIA

SEC MAIL
RECEIVED
2008 DEC 23 A 10:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **10/10/2008 02:15:28 PM**
Submitted by **KUALA LUMPUR KEPONG** on **10/10/2008 03:46:12 PM**
Reference No **KLK-081010-26002**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

Type * **Announcement**

Subject *: Listed Companies' Crop September 2008

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of September 2008 :-

Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2007		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	243,640	268,326	236,121
Crude Palm Oil (mt)	50,732	55,320	47,187
Palm Kernel (mt)	11,670	12,974	11,224
Rubber (kg)	1,791,940	2,007,377	1,804,750

	2008								
	Jan	Feb	Mar	Apr	May*	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	236,922	208,111	219,144	202,285	220,318	235,486	252,481	252,420	**228,538**

Crude Palm Oil (mt)	48,752	43,941	44,627	42,185	46,536	48,712	52,183	53,334	**47,487**
Palm Kernel (mt)	11,601	10,042	10,724	9,829	10,464	10,928	12,195	12,184	**10,713**
Rubber (kg)	2,247,157	2,096,765	1,235,663	974,545	1,198,704	1,745,047	2,227,360	2,323,890	**2,304,376**

* Include Ladang Perbadanan-Fima Berhad's crop.

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

Form Version V3.0

General Announcement

Submitted by MB_ECM LIBRA INVESTMENT BANK on 10/10/2008 05:50:14 PM

Reference No ML-081010-59549

Submitting Investment Bank/Advisor (if applicable)	ECM LIBRA INVESTMENT BANK BERHAD
Submitting Secretarial Firm (if applicable)	
Company name *	KUALA LUMPUR KEPONG BERHAD
Stock name *	KLK
Stock code *	2445
Contact person *	EVELYN ONG / AUDREY RASIAH
Designation *	SENIOR ASSOCIATE / ANALYST

Type *	● Announcement ○ Reply to query
Subject :*	EXTENSION OF TIME FOR THE PROPOSED ISSUE OF UP TO UNITED STATES DOLLARS 300 MILLION NOMINAL VALUE OF 5-YEAR UNSECURED GUARANTEED EXCHANGEABLE BONDS BY KLK CAPITAL RESOURCES (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF KLK INCORPORATED IN THE FEDERAL TERRITORY OF LABUAN, WITH AN OVER-ALLOTMENT OPTION TO INCREASE THE ISSUE BY UNITED STATES DOLLARS 100 MILLION ("PROPOSED EXCHANGEABLE BONDS ISSUE")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

We refer to the announcements dated 26 February 2008 and 4 April 2008 in relation to the Proposed Exchangeable Bonds Issue.

ECM Libra Investment Bank Berhad (formerly known as ECM Libra Avenue Securities Berhad), on behalf of the Board of Directors of KLK, wishes to announce that the Securities Commission has via its letter dated 9 October 2008, approved an extension of time until 2 April 2009 for the implementation of the Proposed Exchangeable Bonds Issue.

This announcement is dated 10 October 2008.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

BURSA MALAYSIA

SEC/US
RECEIVED
2008 DEC 23 A 10:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **21/10/2008 12:28:24 PM** **Submitted**
Submitted by **KUALA LUMPUR KEPONG** on **21/10/2008 05:04:52 PM**
Reference No **KLK-081021-892D0**
Form Version V3.0

Company Information

Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	KUALA LUMPUR KEPONG BERHAD ("KLK" or "the Company") PROPOSED ACQUISITION OF INTEREST IN PT SEKARBUMI ALAMLESTARI ("PT SA") RESULTING IN PT SA BECOMING A SUBSIDIARY

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Introduction

Pursuant to the requirements of paragraphs 9.19(23) and 10.08(1) of the Bursa Malaysia Securities Berhad Listing Requirements, we wish to advise that KLK, via its wholly-owned subsidiary, KL-Kepong Plantation Holdings Sdn. Bhd. ("KLKPH") has on 21 October 2008 entered into an Agreement for the Sale and Purchase of Shares ("the SPA") with a Mauritian company known as Forever Green Venture Ltd. ("FGVL") whereby KLKPH will acquire from FGVL 17% of the issued and paid-up share capital of PT SA consisting of 9,860 shares of Rupiah One Million (Rp1,000,000/-) each ("the Sale Shares"). The total cash purchase consideration for the Sale Shares is USD12,909,405/-.

KLK has an existing 48% interest in the issued and paid-up share capital of PT SA and currently manages the plantation operations of PT SA. The Proposed Acquisition will result in PT SA becoming a subsidiary of KLK.

Details of the Proposed Acquisition

PT SA is a limited liability company incorporated in the Republic of Indonesia and has an issued and fully paid-up share capital of Rp58,000,000,000 comprising 58,000 ordinary shares of Rp1,000,000/- each.

PT SA owns a plot of land currently planted with oil palm , including all trees, crops, buildings and other fixed assets (including a palm oil mill) thereon, and held under Certificate of Hak Guna Usaha No. 1 with the size of approximately 6,200 ha. located in Desa Suka Maju, Kota Baru, Kota Bangun, Kecamatan Siak Hulu, Kabupaten Kampar, Riau Province, Indonesia.

KLK intends to use PT SA to acquire other plantation assets including approximately 5,900 ha. of land in Belitung, Indonesia.

The total purchase consideration for the Sale Shares was arrived at on a willing-buyer, willing-seller basis and is subject to adjustment based on the difference in the value of the net current assets of PT SA as at 30 June 2008 and as at the completion of the transaction. The purchase consideration will be financed by KLK's internally generated funds.

Conditions Precedent to the Proposed Acquisition

The Proposed Acquisition is subject to the fulfilment of certain conditions precedent, inter alia, the approval of the Indonesian Investment Co-ordinating Board for the change in shareholding in PT SA, the approval of Bank Negara Malaysia for remittance of the purchase consideration, and such other authorizations, consents, permissions, licences or approvals (if required) which may be necessary for the Parties to carry into effect the SPA.

Although this transaction involves a related party, shareholders' approval is not required as the transaction does not exceed 5% of any percentage ratio as defined in the Bursa Malaysia Listing Requirements.

The SPA envisages the fulfilment of the conditions precedent within 6 months from the date of the SPA, with completion of the acquisition of the Sale Shares to take place within 30 days thereafter.

Estimated Time Frame for Completion

The Proposed Acquisition is expected to be completed in the 2nd quarter of calendar year 2009 subject to the fulfilment of all conditions precedent stated in the SPA.

Effects of the Proposed Acquisition

The Proposed Acquisition will not have any effect on the share capital and shareholding structure of KLK. Further, the Proposed Acquisition will not have any effect on the net assets, earnings and gearing of the KLK Group for the current financial year ending 30 September 2009.

Rationale for the Proposed Acquisition

Presently, KLK Group may only equity account for the results of PT SA as an associate company. The Proposed Acquisition would make PT SA a 65% owned subsidiary of KLK and allow the Group to consolidate the landbank and financial results of PT SA.

Directors' and Substantial Shareholders' Interests

Batu Kawan Berhad ("BKB") is a major shareholder of both FGVL and KLK.

By virtue of Section 6A of the Companies Act 1965, the Wan Hin Investments Sdn. Bhd. group of companies ("Wan Hin") are deemed major shareholders of KLK and BKB. Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are deemed major shareholders of Wan Hin, BKB and KLK. Their brother, Dato' Lee Soon Hian is a director of BKB and is a person connected to them. Directors of KLK who are also directors of BKB include YM Tengku Robert Hamzah, R.M. Alias, Tan Sri Dato' Thong Yaw Hong and Yeoh Eng Khoon.

Accordingly, all these parties are to be regarded as interested in the Proposed Transaction.

As Dato' Seri Lee Oi Hian, Dato' Lee Hau Hian, YM Tengku Robert Hamzah, R.M. Alias, Tan Sri Dato' Thong Yaw Hong and Yeoh Eng Khoon are deemed interested Directors in the Proposed Transaction, they have therefore abstained from all Board deliberations on the Proposed Transaction.

Saved as disclosed, no other KLK Director or major shareholders of KLK or persons connected to them, have any interest, direct or indirect, in the Proposed Transaction.

Directors' Statement

With Dato' Seri Lee Oi Hian, Dato' Lee Hau Hian, YM Tengku Robert Hamzah, R.M. Alias, Tan Sri Dato' Thong Yaw Hong and Yeoh Eng Khoon abstaining from any deliberations on this matter, the remaining non-interested Directors of KLK are of the opinion that the Proposed Transaction is in the best interest of KLK.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

BURSA MALAYSIA

SEC/MS

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **23/10/2008 02:34:41 PM**
Submitted by **KUALA LUMPUR KEPONG** on **23/10/2008 05:02:27 PM**
Reference No **KLK-081023-4227C**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	STRIKING-OFF OF A KLK SUBSIDIARY: CRABTREE & EVELYN LONDON LIMITED ("C&E LONDON")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
C&E London, a dormant company incorporated in England, has applied to the Companies House, London, United Kingdom to strike off its name from the register of the companies. We have received confirmation that the striking-off process has been completed. Arising from this, C&E London has ceased to be a subsidiary of KLK.

The striking-off of C&E London will not have any financial impact on KLK Group for the financial year ending 30 September 2009.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

3

BURSA MALAYSIA

SEC, US
RECEIVED
2008 DEC 23 A 10:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

General Announcement

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **07/11/2008 04:48:55 PM**
Submitted by **KUALA LUMPUR KEPONG** on **07/11/2008 05:16:02 PM**
Reference No **KLK-081107-06C83**
Form Version V3.0

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	SCHEDULE FOR RELEASE OF 4TH QUARTER RESULTS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to advise that the 4th Quarter Results (July to September 2008) of the KLK Group is scheduled for release on Friday, 21 November 2008 evening.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

General Announcement

Initiated by KUALA LUMPUR KEPONG - COMMON2 on 08/11/2008 10:41:00 AM
Submitted by KUALA LUMPUR KEPONG on 10/11/2008 11:24:32 AM
Reference No KLK-081108-EBD8A
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

Type * **Announcement**

Subject *: Listed Companies' Crop October 2008

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of October 2008 :-

Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2008		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	246,667		
Crude Palm Oil (mt)	50,705		
Palm Kernel (mt)	11,718		
Rubber (kg)	1,793,676		

	2009								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)									
Crude Palm Oil (mt)									
Palm Kernel (mt)									
Rubber (kg)									

Attachment(s):- **(please attach the attachments here)**
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **08/11/2008 10:24:13 AM**
Submitted by **KUALA LUMPUR KEPONG** on **12/11/2008 04:55:34 PM**
Reference No **KLK-081108-D3421**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type * Announcement

Subject *: CHANGE OF NAME OF SUBSIDIARY

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to inform that Leluasa Untung Sdn Bhd, a wholly-owned subsidiary of KLK, has changed its name to "KLK Premier Oils Sdn Bhd" with effect from 10 November 2008.

Official notification of the change was received from the Companies Commission of Malaysia on 12 November 2008.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

RECEIVED

2008 DEC 23 A 10: 22

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **15/11/2008 11:11:41 AM** INTERNATIONAL CORPORATE FINANCE
Submitted by **KUALA LUMPUR KEPONG** on **21/11/2008 05:54:14 PM**
Reference No **KLK-081115-18CC8**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type * **Announcement**

Subject *:
- Proposed Authority to Buy Back its own Shares by the Company;
- Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature
(hereinafter referred to as "Proposals")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Introduction

Kuala Lumpur Kepong Berhad ("KLK") wishes to announce that it will be seeking shareholders' approvals for the following proposals at its Annual General Meeting ("AGM") to be convened on 18 February 2009:

- Proposed Authority to Buy Back its own Shares by the Company ["Proposed Authority to Buy Back Shares"]
- Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature ["Proposed Shareholders' Mandate"]

Proposed Authority to Buy Back Shares

The mandate granted at the last AGM of the Company held on 20 February 2008, by its shareholders to the Directors for the Company to buy back KLK's own Shares, will expire at the forthcoming AGM of KLK. The Board has proposed that a fresh mandate be sought from the shareholders for the Company to buy back its own Shares up to an amount not exceeding 10% of the Issued and Paid-up Share Capital (excluding treasury shares) of KLK, or 106.4 million KLK Shares.

Proposed Shareholders' Mandate For Recurrent Related Party Transactions

At the AGM held on 20 February 2008, the shareholders of KLK had also granted a mandate for KLK and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature which are necessary for the Group's day-to-day operations in the ordinary course of business, provided that such transactions are made on normal commercial terms which are not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company. The said mandate will also expire at the forthcoming

AGM of the Company.

- Pursuant to Paragraph 10.09 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements and Bursa Malaysia Practice Note No. 12/2001, the Board proposes that a fresh mandate be sought from the shareholders to allow the KLK Group to enter into recurrent related party transactions of a revenue or trading nature at the Company's forthcoming AGM.

Circular to Shareholders

A Circular containing the details of the Proposals will be despatched to the shareholders of KLK in due course.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

Financial Results

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **14/11/2008 08:36:31 AM**
Submitted by **KUALA LUMPUR KEPONG** on **21/11/2008 05:54:14 PM**
Reference No **KLK-081114-35806**
Form Version V3.0

Submitted

Company Information

Main Board/Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

Part A1 : Quarterly Report

*** Financial Year End**	**30/09/2008**
*** Quarter**	**4 Qtr**
*** Quarterly report for the financial period ended**	**30/09/2008**
*** The figures**	**have not been audited**

Please attach the full Quarterly Report here

4th qtrly rpt.pdf

Remarks

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2008**

INDIVIDUAL QUARTER **CUMULATIVE QUARTER**

	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30/09/2008	30/09/2007	30/09/2008	30/09/2007
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1. Revenue	2,151,296	1,509,056	7,855,425	5,067,627
2. Profit/(loss) before tax	368,396	327,071	1,445,481	886,458
3. Profit/(loss) for the period	273,173	272,398	1,089,505	714,449
4. Profit/(loss) attributable to ordinary equity holders of the parent	267,502	263,336	1,040,653	694,154
5. Basic earnings/(loss) per share (sen)	25.12	24.73	97.72	65.18
6. Proposed/Declared dividend per share (sen)	55.00	40.00	70.00	50.00

	AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7. Net assets per share attributable to ordinary equity holders of the parent (RM)	5.2000	4.6200

Remarks :

A final dividend of 45 sen per share less 25% Malaysian income tax and 10 sen per share tax exempt has been recommended by the Directors in respect of the financial year ended 30 September 2008 and subject to approval at the forthcoming Annual General Meeting.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
	30/09/2008	30/09/2007	30/09/2008	30/09/2007
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1. Gross interest income	5,972	3,134	32,370	12,558
2. Gross interest expense	17,989	12,471	64,200	36,139

Remarks :

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the year ended 30 September 2008
(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 September		12 months ended 30 September	
	2008	2007	2008	2007
	RM'000	RM'000	RM'000	RM'000
Revenue	2,151,296	1,509,056	7,855,425	5,067,627
Operating expenses	(1,780,852)	(1,241,241)	(6,572,497)	(4,289,081)
Other operating income	2,679	59,155	184,521	112,152
Finance costs	(17,989)	(12,471)	(64,200)	(36,139)
Share of results of associates	13,262	12,572	42,232	31,899
Profit before taxation	368,396	327,071	1,445,481	886,458
Tax expense	(95,223)	(54,673)	(355,976)	(172,009)
Net profit for the period	273,173	272,398	1,089,505	714,449
Attributable to :-				
Equity holders of the Company	267,502	263,336	1,040,653	694,154
Minority interests	5,671	9,062	48,852	20,295
	273,173	272,398	1,089,505	714,449
	Sen	Sen	Sen	Sen
Earnings per share - Basic	25.12	24.73	97.72	65.18
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2007.

(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 30 September 2008
(The figures have not been audited.)

	30 September 2008 RM'000	30 September 2007 RM'000
Assets		
Property, plant and equipment	2,372,018	2,093,208
Investment properties	5,137	5,188
Prepaid lease payments	347,725	242,809
Biological assets	1,426,545	1,189,512
Land held for property development	195,378	194,735
Goodwill on consolidation	255,940	264,698
Intangible assets	37,656	44,789
Investments in associates	258,495	172,455
Other investments	288,770	438,705
Deferred tax assets	6,888	11,634
Total non-current assets	5,194,552	4,657,733
Inventories	1,219,972	982,655
Biological assets	3,647	3,227
Trade and other receivables	902,461	837,042
Tax recoverable	7,462	15,032
Property development costs	22,445	11,969
Cash and cash equivalents	1,159,705	495,634
Total current assets	3,315,692	2,345,559
Total assets	**8,510,244**	**7,003,292**
Equity		
Share capital	1,067,505	1,067,505
Reserves	4,483,036	3,864,995
	5,550,541	4,932,500
Less: Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the Company	5,537,094	4,919,053
Minority interests	202,913	176,159
Total equity	**5,740,007**	**5,095,212**
Liabilities		
Deferred tax liabilities	220,278	195,218
Provision for retirement benefits	27,136	32,951
Borrowings	920,844	566,893
Total non-current liabilities	1,168,258	795,062
Trade and other payables	657,279	563,777
Borrowings	858,991	493,919
Tax payable	85,709	55,322
Total current liabilities	1,601,979	1,113,018
Total liabilities	**2,770,237**	**1,908,080**
Total equity and liabilities	**8,510,244**	**7,003,292**
Net assets per share attributable to equity holders of the Company (RM)	5.20	4.62

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2007.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the year ended 30 September 2008

(The figures have not been audited.)

	← Attributable to the equity holders of the Company							→		
	Share capital	Capital reserve	Revaluation reserve	Capital redemption reserve	Exchange fluctuation reserve	Retained earnings	Treasury shares	Total	Minority Interests	Total Equity
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 October 2007	1,067,505	876,144	49,655	29,714	141,309	2,768,173	(13,447)	4,919,053	176,159	5,095,212
Net (loss)/gain not recognised in the income statement	-	31	104	1,000	10,319	(625)	-	10,829	1,734	12,563
Net profit for the year	-	-	-	-	-	1,040,653	-	1,040,653	48,852	1,089,505
Dividends paid	-	-	-	-	-	(433,441)	-	(433,441)	-	(433,441)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	(23,832)	(23,832)
Transfer to retained earnings on disposal of subsidiaries	-	-	-	(3,000)	-	3,000	-	-	-	-
Arising from liquidation of a subsidiary	-	(223)	-	-	-	223	-	-	-	-
At 30 September 2008	1,067,505	875,952	49,759	27,714	151,628	3,377,983	(13,447)	5,537,094	202,913	5,740,007
At 1 October 2006	712,516	1,231,792	47,772	26,517	185,116	2,363,130	(13,447)	4,553,396	168,795	4,722,191
Net (loss)/gain not recognised in the income statement	-	(659)	2,200	3,197	(43,807)	(4,373)	-	(43,442)	1,433	(42,009)
Net profit for the year	-	-	-	-	-	694,154	-	694,154	20,295	714,449
Dividends paid	-	-	-	-	-	(285,055)	-	(285,055)	-	(285,055)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	(14,364)	(14,364)
Bonus issue	354,989	(354,989)	-	-	-	-	-	-	-	-
Realisation of revaluation reseve on disposal of land	-	-	(317)	-	-	317	-	-	-	-
At 30 September 2007	1,067,505	876,144	49,655	29,714	141,309	2,768,173	(13,447)	4,919,053	176,159	5,095,212

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2007.

(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the year ended 30 September 2008

(The figures have not been audited.)

	12 months ended 30 September	
	2008	2007
	RM'000	RM'000
Cash Flows from Operating Activities		
Profit before taxation	1,445,481	886,458
Adjustment for non-cash flow :-		
Non-cash items	217,501	42,893
Non-operating items	(1,491)	(7,046)
Operating profit before working capital changes	1,661,491	922,305
Working capital changes :-		
Net change in current assets	(518,020)	(274,434)
Net change in current liabilities	47,590	(10,544)
Cash generated from operations	1,191,061	637,327
Interest paid	(57,831)	(30,202)
Tax paid	(298,523)	(153,315)
Retirement benefit paid	(5,279)	(2,212)
Net cash generated from operating activities	829,428	451,598
Cash Flow from Investing Activities		
Equity investments	(184,962)	(374,486)
Other investments	(364,369)	(422,492)
Net cash used in investing activities	(549,331)	(796,978)
Cash Flow from Financing Activities		
Bank borrowings	838,756	673,879
Dividends paid to shareholders of the Company	(433,441)	(285,055)
Dividends paid to minority shareholders	(23,832)	(14,364)
Issue of shares to minority shareholder	3,747	1,752
Return of capital to minority shareholders	(6,721)	-
Net cash generated from financing activities	378,509	376,212
Net increase in cash and cash equivalents	658,606	30,832
Cash and cash equivalents at 1 October	472,323	440,702
	1,130,929	471,534
Foreign exchange difference on opening balance	2,033	789
Cash and cash equivalents at 30 September	1,132,962	472,323

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2007.

Notes to Interim Financial Report

A Explanatory Notes as required by FRS 134

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with Financial Reporting Standard ("FRS") 134 *Interim Financial Reporting*, issued by the Malaysian Accounting Standards Board and paragraph 9.22 of the Listing Requirements of the Bursa Malaysia Securities Berhad.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the year ended 30 September 2007, except for the adoption of the following FRSs, Amendments to FRS and Issue Committee ("IC") Interpretations which became effective for financial periods beginning on or after 1 July 2007:-

Amendment to FRS 121 *The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation*

IC Interpretation 1 *Changes in Existing Decommissioning, Restoration and Similar Liabilities*

IC Interpretation 2 *Members' Shares in Co-operative Entities and Similar Instruments*

IC Interpretation 5 *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*

IC Interpretation 6 *Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment*

IC Interpretation 7 *Applying the Restatement Approach under FRS* 129_{2004} *Financial Reporting in Hyperinflationary Economies*

IC Interpretation 8 *Scope of FRS 2*

FRS 107 *Cash Flow Statements*

FRS 111 *Construction Contracts*

FRS 112 *Income Taxes*

FRS 118 *Revenue*

FRS 120 *Accounting for Government Grants and Disclosure of Government Assistance*

FRS 134 *Interim Financial Reporting*

FRS 137 *Provisions, Contingent Liabilities and Contingent Assets*

The adoption of the above FRSs, Amendments to FRS and IC Interpretations does not have any significant financial impact on the Group.

A2. Seasonal and Cyclical Factors
The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A3. Unusual Items
There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A4. Changes in Estimates
There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A5. Issuance or Repayment of Debts and Equity Securities
There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A6. Dividends Paid

	12 months ended 30 September	
	2008	2007
	RM'000	RM'000
Interim 15 sen (2007 - 10 sen) per share less tax	118,211	77,742
Dividends proposed in Year 2007, paid in Year 2008 :-		
Final 40 sen (2006 - 10 sen) per share less tax	315,230	51,828
Special Nil sen (2006 - 30 sen) per share less tax	-	155,485
	433,441	285,055

A7. Segment Information
Segment information is presented in respect of the Group's business segments.
Inter-segment pricing is determined based on current market prices.

	12 months ended 30 September			
	Revenue		Profit before tax	
	2008	2007	2008	2007
	RM'000	RM'000	RM'000	RM'000
Plantation	4,273,761	2,319,654	1,328,623	677,611
Manufacturing	3,252,330	2,056,056	117,044	61,624
Retailing	703,652	779,057	(4,259)	14,354
Property development	42,164	63,868	11,741	12,056
Investment holding	86,782	53,528	65,691	43,185
Others	69,047	30,338	(3,065)	(912)
	8,427,736	5,302,501	1,515,775	807,918
Inter-segment elimination	(572,311)	(234,874)	-	-
	7,855,425	5,067,627	1,515,775	807,918
Corporate			(48,326)	82,780
			1,467,449	890,698
Finance costs			(64,200)	(36,139)
Share of results of associates			42,232	31,899
			1,445,481	886,458

A8. Event subsequent to Balance Sheet Date

KL-Kepong Plantation Holdings Sdn Bhd ("KLKPH"), a wholly-owned subsidiary, has on 21 October 2008 entered into an Agreement for the Sale and Purchase of Shares with a Mauritian company known as Forever Green Venture Ltd ("FGVL") whereby KLKPH will acquire from FGVL 17% of the issued and paid-up share capital of PT Sekarbumi Alamlestari ("PT SA") consisting of 9,860 shares of Rupiah one million each ("the Sale Shares"). The total cash purchase consideration for the Sale Shares is USD12.9 million.

The Group has an existing 48% interest in the issued and paid-up share capital of PT SA. Upon completion of the Proposed Acquisition, PT SA will become a subsidiary of the Group.

The Proposed Acquisition is subject to the approvals from the relevant authorities.

A9. Changes in the Composition of the Group

(a) The compulsory acquisition by Ablington Holdings Sdn Bhd, a wholly-owned subsidiary of the Company, pursuant to Section 34 of the Securities Commission Act 1993, of the shares of Ladang Perbadanan-Fima Berhad ("LPF") was completed on 29 August 2008. As such, LPF is now a wholly-owned subsidiary of the Company.

(b) Scarborough & Company Limited ("Scarborough") and Crabtree & Evelyn London Limited ("C&E London"), both were dormant wholly-owned subsidiaries of CE Holdings Ltd, applied to the Companies House, London, United Kingdom to strike off their names from the register of the Companies. The striking-off process was completed, and Scarborough and C&E London ceased as subsidiaries of the Group.

A10. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the BMSB Revised Listing Requirements

B1. Review of Performance

The Group's profit before taxation for the quarter under review was up 12.6% at RM368.4 million compared to last year's same quarter. Plantations profit registered a steep rise owing to higher commodity prices and FFB production. However, manufacturing sector achieved a lower profit and retailing sector incurred a loss. Allowances were made for the diminution in value of overseas quoted investments totalling RM18.2 million.

For the financial year 2008, the Group's pre-tax profit climbed 63.1% to RM1.45 billion from that of the previous year. Strong performance was recorded by the plantations sector achieved through favourable commodity prices and higher FFB yield. Manufacturing sector's results had also improved and the disposal of a 60% shareholding in a manufacturing subsidiary had contributed a surplus of RM86.5 million. However, the year's results was adversely impacted by the allowance of RM114.2 million for the diminution in value of overseas quoted investments and the impairment of assets and goodwill of Davos Life Science Pte Ltd ("Davos") totalling RM74.4 million.

B2. Variation of Results to Preceding Quarter

The pre-tax profit of the Group for the 4th quarter was marginally higher at RM368.4 million compared to the preceding quarter. The plantations sector contributed a higher profit whilst the previous quarter's results was aided by the surplus on disposal of a 60% shareholding in a manufacturing subsidiary but partially off-set by the impairment of assets and goodwill of Davos.

B3. Current Year Prospects

The Directors are of the opinion that the Group's profit for the current financial year ending 30 September 2009 would be lower than last year in view of the prevailing lower commodity prices.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 September		12 months ended 30 September	
	2008	2007	2008	2007
	RM'000	RM'000	RM'000	RM'000
Current tax expense				
Malaysian taxation	70,980	34,028	252,684	131,051
Overseas taxation	28,181	24,968	118,154	64,349
	99,161	58,996	370,838	195,400
Deferred tax				
Relating to origination of temporary differences	234	(4,804)	(3,072)	(17,512)
Relating to changes in tax rate	(321)	(334)	(10,916)	(5,129)
	(87)	(5,138)	(13,988)	(22,641)
	99,074	53,858	356,850	172,759
(Over)/Under provision in respect of previous years				
Malaysian taxation	(178)	(121)	(67)	(1,231)
Overseas taxation	(3,673)	936	(807)	481
	(3,851)	815	(874)	(750)
	95,223	54,673	355,976	172,009

The effective tax rate for the financial year to-date is lower than the statutory tax rate largely due to recognition of deferred tax assets not taken up previously, tax incentives claimed by the Company and certain subsidiaries and adjustments for the reduction in tax rates on deferred taxation.

B6. Sale of Unquoted Investments and Properties

(a) There were no material disposals of unquoted investments during the financial year ended 30 September 2008 (30 September 2007 : Nil).

(b) Sale of properties

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 September		12 months ended 30 September	
	2008	2007	2008	2007
	RM'000	RM'000	RM'000	RM'000
(Deficit)/Surplus arising from government acquisition of land	(101)	(414)	2,423	22,885
(Deficit)/Surplus on sale of property	(95)	-	7,522	-

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 September		12 months ended 30 September	
	2008	2007	2008	2007
	RM'000	RM'000	RM'000	RM'000
Purchases of quoted securities	4,232	10,716	27,227	26,851
Sales proceeds of quoted securities	6,679	1,823	60,182	60,563
Surplus on sales of quoted securities	3,958	879	34,093	26,078

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	30 September 2008	30 September 2007
	RM'000	RM'000
At cost		
Associate	37,838	37,466
Other investments	388,588	438,001
	426,426	475,467
At carrying value less allowance		
Associate	13,551	28,045
Other investments	287,773	437,984
	301,324	466,029
At market value		
Associate	13,549	28,126
Other investments	292,021	634,490
	305,570	662,616

B8. Status of Corporate Proposals Announced

The Company has proposed to issue up to USD300 million nominal value of 5-year unsecured guaranteed exchangeable bonds ("Exchangeable Bonds") via KLK Capital Resources (L) Ltd, a wholly-owned subsidiary incorporated in the Federal Territory of Labuan. The Exchangeable Bonds may be exchangeable into new ordinary shares of RM1.00 each in the Company.

Approvals have been obtained from the relevant authorities.

The Securities Commission has via its letter dated 9 October 2008, approved an extension of time until 2 April 2009 for the implementation of the Proposed Exchangeable Bonds Issue.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	30 September 2008		30 September 2007	
	RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	-		781	GBP112
	-		5,907	Rmb13,000
	-		79	CAD23
	-		2,209	HKD5,040
	-		8,976	
- Unsecured	131,969	USD38,235	118,525	USD34,740
	31,383	GBP5,000	56,727	GBP8,132
	58,098	Rmb115,000	43,168	Rmb95,000
	-		4,501	HKD10,268
	-		5,297	AUD1,750
	221,450		228,218	
	221,450		237,194	
(ii) Bank Overdraft				
- Secured	1,379	CHF438	-	
	5,718	EURO1,146	-	
	-		1,465	HKD3,342
	7,097		1,465	
- Unsecured	9,403	USD2,723	9,843	USD2,889
	6,178	GBP984	8,249	GBP1,183
	4,065	HKD9,145	3,754	HKD8,565
	19,646		21,846	
	26,743		23,311	
(iii) Short Term Borrowings				
- Secured	6,297	CHF2,000	17,570	CHF6,000
	34,931	EURO7,000	5,686	Euro1,169
	41,228		23,256	
- Unsecured	89,703	USD26,000	19,803	USD5,793
	17,682	Rmb35,000	-	
	462,185		190,355	
	569,570		210,158	
	610,798		233,414	
Total repayable within 12 months	858,991		493,919	

	30 September 2008 RM'000	30 September 2008 Amount in Foreign Currency '000	30 September 2007 RM'000	30 September 2007 Amount in Foreign Currency '000
(b) Repayable after 12 months :-				
(i) Term Loans				
- Secured	14,968	EURO3,000	-	
	6,568	Rmb13,000	-	
	-		195	GBP28
	21,536		195	
- Unsecured	239,830	USD69,500	266,698	USD78,235
	159,478		-	
	399,308		266,698	
	420,844		266,893	
(ii) Islamic Medium Term Notes				
- Unsecured	500,000		300,000	
Total repayable after 12 months	920,844		566,893	

B10. Financial Instruments with Off Balance Sheet Risk

(a) The forward exchange contracts entered into by the Group as at 14 November 2008 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Currency	Contract Amount Million	Equivalent Amount RM million	Maturing within One Year RM million
Sale contracts	GBP	1.1	6.1	6.1
	EURO	19.0	90.3	90.3
	USD	259.8	872.4	872.4
	YEN	22.3	0.7	0.7
Purchase contracts	USD	3.2	10.3	10.3

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

(b) The commodity future contracts entered into by the Group as at 14 November 2008 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Contracted Amount RM million	Maturing within One Year RM million
Sale contracts	77.2	77.2
Purchase contracts	6.0	6.0

These commodity contracts were entered into with the objective of managing and hedging the Group's exposure to the adverse price movements in the vegetable oil commodities.

The credit risk for the commodity future contracts is minimal as these contracts were entered into with brokers of commodity exchanges. Any gains or losses arising from these contracts are deferred until the date of such transactions at which time they are included in the measurement of such transactions.

(c) KL-Kepong Industrial Holdings Sdn Bhd ("KLKIH") and Barry Callebaut Group ("BCG") had on 31 March 2008 entered into a Joint Venture Agreement which stipulates the manner in which Barry Callebaut Malaysia Sdn Bhd (formerly known as KL-Kepong Cocoa Products Sdn Bhd) ("BCM") shall be managed and the way in which KLKIH and BCG shall exercise their rights as shareholders of BCM.

Under the Joint Venture Agreement :-

(i) KLKIH may exercise a put option to require BCG to acquire the remaining 40% shares in BCM held by KLKIH including the working capital of BCM of approximately RM133.5 million; and

(ii) BCG may also exercise a call option to require KLKIH to sell the remaining 40% shares in BCM held by KLKIH based on the value of 9 times of the audited average EBITDA of the 3 financial years prior to the exercise of the Call Option plus cash minus all interest bearing debts at that point of time.

Both the put option and call option may be exercised by KLKIH and BCG respectively between the second anniversary and the fifth anniversary starting from 30 April 2008.

B11. Material Litigation

There was no pending material litigation as at the date of this report.

B12. Dividend

(a) A final dividend of 45 sen per share less 25% Malaysian income tax and 10 sen per share tax exempt has been recommended by the Directors in respect of the financial year ended 30 September 2008 (year ended 30 September 2007 : 40 sen per share less 26% Malaysian income tax) and subject to approval at the forthcoming Annual General Meeting, will be paid on 17 March 2009 to shareholders registered on the Company's Register as at 19 February 2009.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 17 February 2009 in respect of shares which are exempted from mandatory deposit;

(ii) Shares transferred into the Depositor's securities account before 4.00 p.m. on 19 February 2009 in respect of transfers; and

(iii) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

(b) The total dividend for the financial year ended 30 September 2008 is 15 sen per share less 26% Malaysian income tax, 45 sen per share less 25% Malaysian income tax and 10 sen per share tax exempt (2007 : 10 sen per share less 27% Malaysian income tax and 40 sen per share less 26% Malaysian income tax).

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period attributable to equity holders of the Company by the weighted average number of shares of the Company in issue during the period.

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 September		12 months ended 30 September	
	2008	2007	2008	2007
(a) Net profit for the period attributable to equity holders of the Company (RM'000)	267,502	263,336	1,040,653	694,154
(b) Weighted average number of shares	1,064,965,692	1,064,965,692	1,064,965,692	1,064,965,692
(c) Earnings per share (sen)	25.12	24.73	97.72	65.18

B14. Audit Report

The audit report for the financial year ended 30 September 2007 was not subject to any qualifications.

By Order of the Board
J. C. LIM
YAP MIOW KIEN
Company Secretaries

21 November 2008

BURSA MALAYSIA

Entitlements (Notice of Book Closure)

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **21/11/2008 01:55:16 PM**
Submitted by **KUALA LUMPUR KEPONG** on **21/11/2008 05:54:14 PM**
Reference No **KLK-081121-086D9**
Form Version V3.0

Submitted

Company Information

Main Board/Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Part A : To be filled by Public Listed Company

Entitlement date *	19/02/2009
Entitlement time *	04:00:00 PM
Entitlement subject *	Final Dividend
Entitlement description *	A final dividend of 45 sen per share less 25% Malaysian Income Tax and 10 sen per share tax exempt
Period of interest payment	**to**
Financial Year End	30/09/2008
Share transfer book & register of members will be closed from	**to**

(both dates inclusive) for the purpose of determining the entitlements

Registrar's name ,address, telephone no *	Symphony Share Registrars Sdn Bhd 55 Medan Ipoh 1A Medan Ipoh Bistari 31400 Ipoh Perak, Malaysia Tel: 605-547 4833
Payment date	17/03/2009

<u>A depositor shall qualify for the entitlement only in respect of:</u>

a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers *	19/02/2009
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	17/02/2009

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable)	
Entitlement indicator *	RM
Entitlement in RM (RM) *	0.55
Remarks	The proposed final dividend is subject to the approval of the shareholders of the Company at the 36th Annual General Meeting to be held on 18 February 2009.

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **06/10/2008 10:08:40 AM**
Submitted by **KUALA LUMPUR KEPONG** on **06/10/2008 12:32:56 PM**
Reference No **KLK-081006-BC7D1**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

RECEIVED
2008 DEC 23 A 10:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*29/09/2008	*130,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	161,936,300
Direct (%)	15.21
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	161,936,300
Date of notice *	29/09/2008

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **06/10/2008 10:05:35 AM**
Submitted by **KUALA LUMPUR KEPONG** on **06/10/2008 12:32:56 PM**
Reference No **KLK-081006-B7F55**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*26/09/2008	*137,000	
Disposed	26/09/2008	20,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	161,806,300
Direct (%)	15.19
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	161,806,300

Date of notice *	26/09/2008
Remarks	fsc

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **07/10/2008 11:55:02 AM**
Submitted by **KUALA LUMPUR KEPONG** on **07/10/2008 02:59:57 PM**
Reference No **KLK-081007-584B4**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

RECEIVED
2008 DEC 23 A 10:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*30/09/2008	*51,300	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	161,987,600
Direct (%)	15.21
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	161,987,600
Date of notice *	30/09/2008

BURSA MALAYSIA

RECEIVED

2008 DEC 23 A 10:42

Submitted

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/10/2008 11:36:18 AM**
Submitted by **KUALA LUMPUR KEPONG** on **13/10/2008 10:10:09 AM**
Reference No **KLK-081011-3CDD1**
Form Version V3.0

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*03/10/2008	*539,100	
Disposed	03/10/2008	1,086,950	
Acquired	06/10/2008	1,271,600	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	162,711,350
Direct (%)	15.28
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	162,711,350
Date of notice *	06/10/2008
Remarks	fsc

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **14/10/2008 12:46:54 PM**
Submitted by **KUALA LUMPUR KEPONG** on **14/10/2008 04:33:19 PM**
Reference No **KLK-081014-A4480**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*30/09/2008	*38,300	
Acquired	07/10/2008	942,000	
Acquired	08/10/2008	250,000	
Acquired	08/10/2008	100,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	164,041,650
Direct (%)	15.4
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	164,041,650
Date of notice *	08/10/2008
Remarks	fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **16/10/2008 12:04:42 PM**
Submitted by **KUALA LUMPUR KEPONG** on **16/10/2008 03:50:35 PM**
Reference No **KLK-081016-6674B**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*09/10/2008	*134,000	
Acquired	09/10/2008	111,700	
Acquired	10/10/2008	544,000	
Acquired	10/10/2008	100,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	164,931,350
Direct (%)	15.49
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	164,931,350
Date of notice *	10/10/2008
Remarks	fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **18/10/2008 11:50:06 AM**
Submitted by **KUALA LUMPUR KEPONG** on **20/10/2008 09:17:55 AM**
Reference No **KLK-081018-51126**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*13/10/2008	*237,500	
Disposed	13/10/2008	227,000	
Disposed	14/10/2008	237,500	
Acquired	14/10/2008	135,700	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity managed by Portfolio Manager, Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	164,840,050
Direct (%)	15.48
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	[illegible]
Date of notice *	14/10/2008
Remarks	fsc

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **22/10/2008 11:12:45 AM**
Submitted by **KUALA LUMPUR KEPONG** on **22/10/2008 12:27:26 PM**
Reference No **KLK-081022-1A5D4**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

RECEIVED 2008 DEC 23 A 10: 2 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*15/10/2008	*1,678,000	
Acquired	15/10/2008	1,000	
Acquired	16/10/2008	1,000,000	
Disposed	16/10/2008	63,800	
Acquired	16/10/2008	99,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	167,554,250
Direct (%)	15.73
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	167,554,250
Date of notice *	16/10/2008
Remarks	fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **24/10/2008 03:09:05 PM**
Submitted by **KUALA LUMPUR KEPONG** on **24/10/2008 04:31:36 PM**
Reference No **KLK-081024-748A4**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*17/10/2008	*1,730,000	
Acquired	20/10/2008	175,400	
Acquired	20/10/2008	100,000	
Acquired	21/10/2008	36,300	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	169,595,950
Direct (%)	15.93
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	[illegible]
Date of notice *	21/10/2008
Remarks	fsc

BURSA MALAYSIA

Sec,de

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **29/10/2008 11:00:06 AM**
Submitted by **KUALA LUMPUR KEPONG** on **29/10/2008 02:00:19 PM**
Reference No **KLK-081029-07D6D**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*22/10/2008	*791,800	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	170,387,750
Direct (%)	16
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	170,387,750
Date of notice *	22/10/2008

BURSA MALAYSIA

SEC, US

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **30/10/2008 11:53:05 AM**
Submitted by **KUALA LUMPUR KEPONG** on **30/10/2008 02:49:37 PM**
Reference No **KLK-081030-55707**
Form Version V3.0

Submitted

RECEIVED
2008 DEC 23 A 10:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*23/10/2008	*614,900	
Acquired	24/10/2008	1,620,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	172,622,650
Direct (%)	16.21
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	172,622,650

Date of notice *	24/10/2008
Remarks	fsc

BURSA MALAYSIA

SEC, ms

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **06/11/2008 12:39:23 PM**
Submitted by **KUALA LUMPUR KEPONG** on **06/11/2008 03:01:08 PM**
Reference No **KLK-081106-99427**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*31/10/2008	*781,000	

Circumstances by reason of which change has occurred *	Sales of equity
Nature of interest *	Direct
Direct (units)	171,841,650
Direct (%)	16.14
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	171,841,650
Date of notice *	31/10/2008

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **08/11/2008 12:58:00 PM**
Submitted by **KUALA LUMPUR KEPONG** on **10/11/2008 11:24:32 AM**
Reference No **KLK-081108-B4873**
Form Version V3.0

Submitted

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company	
Particulars of substantial Securities Holder	
Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

RECEIVED 2008 DEC 23 A 10:42 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*03/11/2008	*339,000	
Acquired	04/11/2008	13,800	
Disposed	04/11/2008	983,900	

Circumstances by reason of which change has occurred *	Sales of equity and Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	170,532,550
Direct (%)	16.01
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	170,532,550

Date of notice *	04/11/2008
Remarks	fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **12/11/2008 12:51:15 PM**
Submitted by **KUALA LUMPUR KEPONG** on **12/11/2008 04:40:35 PM**
Reference No **KLK-081112-AAA54**
Form Version V3.0

Submitted

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company	
Particulars of substantial Securities Holder	
Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*05/11/2008	*171,500	
Acquired	06/11/2008	70,400	

Circumstances by reason of which change has occurred *	Sales of equity and Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	170,431,450
Direct (%)	16
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	170,431,450
Date of notice *	06/11/2008

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **14/11/2008 03:24:10 PM**
Submitted by **KUALA LUMPUR KEPONG** on **14/11/2008 03:57:56 PM**
Reference No **KLK-081114-8AA68**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*07/11/2008	*33,000	
Disposed	10/11/2008	10,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	170,454,450
Direct (%)	16.01
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	170,454,450

Date of notice *	10/11/2008
Remarks	fsc

SEGUS

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **18/11/2008 12:23:42 PM**
Submitted by **KUALA LUMPUR KEPONG** on **18/11/2008 03:41:45 PM**
Reference No **KLK-081118-824C6**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

RECEIVED 2008 DEC 23 A 10:42 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*11/11/2008	*663,300	
Disposed	11/11/2008	1,150,500	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	169,967,250
Direct (%)	15.96
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	169,967,250

Date of notice *	12/11/2008
Remarks	fsc

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **20/11/2008 10:44:37 AM**
Submitted by **KUALA LUMPUR KEPONG** on **20/11/2008 11:18:40 AM**
Reference No **KLK-081120-F125A**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*13/11/2008	*90,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	170,057,250
Direct (%)	15.97
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	170,057,250
Date of notice *	14/11/2008

BURSA MALAYSIA

SEC, US

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **22/11/2008 11:16:14 AM**
Submitted by **KUALA LUMPUR KEPONG** on **22/11/2008 11:48:28 AM**
Reference No **KLK-081122-1F740**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*18/11/2008	*613,400	

Circumstances by reason of which change has occurred *	Sales of equity
Nature of interest *	Direct
Direct (units)	169,443,850
Direct (%)	15.91
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	169,443,850
Date of notice *	18/11/2008

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **26/11/2008 04:03:53 PM**
Submitted by **KUALA LUMPUR KEPONG** on **26/11/2008 04:38:12 PM**
Reference No **KLK-081126-C4D04**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*05/08/2008	*1,000,000	
Disposed	03/10/2008	500,000	
Acquired	19/11/2008	640,000	
Disposed	19/11/2008	778,200	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	167,805,650
Direct (%)	15.76
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	167,805,650
Date of notice *	20/11/2008
Remarks	fsc

END